Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267

NEWS RELEASE

MINEFINDERS CLOSES RENEWAL OF ITS US$50 MILLION CREDIT FACILITY WITH
THE BANK OF NOVA SCOTIA

VANCOUVER, BRITISH COLUMBIA – December 9, 2010 – Further to its news release of November 5, 2010, Minefinders Corporation Ltd. is pleased to report it has closed the renewal of the Company’s existing US$50 million revolving credit facility with the Bank of Nova Scotia.

Mark Bailey, President and CEO, said: “The revolving credit facility enhances the liquidity and financial flexibility of the Company and we are pleased with the continued confidence demonstrated by the Bank of Nova Scotia in the Company and its operations.”

The renewal was structured as an amendment to the existing credit agreement with BNS and extends the term of the revolving credit facility an additional three years to December, 2013.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263